UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: September 29, 2000

THE MONTANA POWER COMPANY

(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 3.

ITEM 5. Other Events.

Sale of Electric, Natural Gas, and Propane Utility Businesses

On September 29, 2000, The Montana Power Company, a Montana corporation ("MPC"), and its affiliate, Touch America Holdings, Inc., a Delaware corporation, entered into a Unit Purchase Agreement with NorthWestern Corporation, a Delaware corporation ("NorthWestern"), pursuant to which NorthWestern agreed to purchase MPC's electric, natural gas, and propane utility businesses. Prior to closing the transaction, MPC will restructure its organization and Montana Power LLC, a Montana limited liability company and an affiliate of MPC, will own MPC's electric, natural gas, and propane utility businesses. NorthWestern then will acquire all of the outstanding membership interests in Montana Power LLC. The consideration is $1,090,000,000, comprised of cash of $602,000,000 and NorthWestern's assumption of $488,000,000 of MPC's debt.

The transaction is expected to close before the end of the second quarter of 2001 subject to the approval of MPC's shareholders, regulatory approvals from the Montana Public Service Commission and the Federal Energy Regulatory Commission, and other customary conditions including any necessary antitrust determinations. The transaction also is subject to other customary closing conditions. Additional information with respect to this transaction is included in the press release issued on October 2, 2000, excerpts from which are attached as Exhibit 99a.

ITEM 7. Exhibits.

Exhibit

99a   Excerpts from Press Release dated October 2, 2000, "Montana Power To Sell Utility to NorthWestern Corporation for $1.1 Billion."

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, at Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MONTANA POWER COMPANY
(Registrant)

By   /s/ J.P. Pederson
     J.P. Pederson
     Vice Chairman and Chief
       Financial Officer

Dated: October 6, 2000

Exhibit Index

Exhibit		Page
99a	Excerpts from Press Release dated October 2, 2000, “Montana Power To Sell Utility to NorthWestern Corporation for $1.1 Billion.”	4

EXCERPTS FROM PRESS RELEASE DATED OCTOBER 2, 2000

**Montana Power To Sell Utility to
NorthWestern Corporation for $1.1 Billion**

BUTTE *(10/2/2000)* -- The Montana Power Company and NorthWestern Corporation (NYSE:NOR), a $5 billion energy and communications company announced today that NorthWestern has finalized a definitive agreement to acquire Montana Power's electric and natural gas distribution business for approximately $1.1 billion.

The agreement says that the new company will continue operations under the "The Montana Power Company" name in Montana. In addition, plans call for maintaining the Montana Power headquarters in Butte. Montana Power employees associated with the electric and natural gas business will become part of the NorthWestern team when the transaction closes.

The NorthWestern acquisition of Montana Power's electric and natural gas transmission and distribution assets includes $488 million in existing Montana Power debt. The transaction is targeted to close during the first half of 2001.

It is expected that Montana Power will reinvest these proceeds, like proceeds from the sales of its other energy businesses, in Touch America.

In addition to the Montana Power electric and natural gas operations, the transaction includes some affiliated businesses providing unregulated, energy-related products and services to industrial, institutional and commercial customers.

Montana Power currently serves more than 288,000 electric and 151,000 natural gas customers in a 107,000-square-mile service area in central and western Montana. This area includes more than 86 percent of the state's population - and is home to major commercial, manufacturing and recreational areas, including Helena, Butte, Billings, Missoula, Great Falls, Bozeman and Yellowstone National Park.

The transaction is conditioned upon, among other things, approvals from the Montana Public Service Commission, Montana Power shareholders, and the Federal Energy Regulatory Commission - as well as any necessary antitrust determinations.